Exhibit 99.1

Nano Dimension Announces Patent Filing for Large Language Model Analysis of Data Generated by Industrial Machines (“LogFiles”)

The Technology was developed by DeepCube, Nano’s In-house Deep Learning-Based AI Group

This Patent Brings Functionality of Language Comprehension

Comparable to ChatGPT to a New Frontier in Log Files & Data

The IP is Another Milestone in the Progress of the Company’s Software for Proprietary Use and Commercial Offering for Other Customers

Waltham, Mass., Sept. 27, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced the filing of a patent titled “Large Language Models for the Log File Analysis of Industrial Machines” (“The LLM Log Patent” or “The Patent”), which is critical for real-time data analysis and scalable deployment across the Company’s own systems as well as industrial solutions provided to outside customers.

The focus of the Patent is “log data alpha-numeric streams”, which relate to the operation and parameters of a given industrial process and can generate hundreds of parallel subsystems. Currently, real-time analysis of these logs is not possible given the quantity of data; thus, queries and investigations are usually reserved for failure cases long after the occurrence and are limited in scale.

Nano Dimension’s Patent brings capabilities similar to ChatGPT to analyzing extensive log streams. The data can be evaluated in real-time applying highly efficient and economical scalability. By processing those tens or hundreds of concurrent log streams in parallel, the model finds not only patterns and correlations within each stream (i.e., within each module), but more importantly, patterns and correlations between various modules in real-time. As advanced manufacturing increasingly occurs by many industrial systems in a given location, often referred to as “a cell”, or across a network, such analysis of distributed systems becomes paramount. This benefits Nano Dimension’s systems, which are being designed with DeepCube Group’s deep-learning based AI wherever possible, as well as third party customers and partners, who are increasingly looking to the Company to leverage the same software in their own respective industrial systems.

The LLM Log Patent filing is part of a library of the Company’s patents, which includes over 250 patents, of which over 105 are granted.

Dr. Eli David, Chief Technology Officer of AI for the Company, commented: “The filing of the patent Large Language Models for the Log File Analysis of Industrial Machines, is a significant milestone in Nano Dimension and DeepCube Group’s development. This is exactly the type of learning, advancement, and outcome we foresaw in combining our deep learning-based AI with the industrial case of 3D printing or additive manufacturing. We see this as a leading technology that will not only be to the benefit of Nano Dimension’s 3D printing systems, but also other industrial customers, who have been engaged with us at an increasing rate. This Patent brings us into a new era by addressing two distinct issues with existing log stream analysis – real-time and scalability.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the advantages and benefits of LogGPT, benefits to Nano Dimension’s systems as well as third party customers and partners, and that LogGPT brings the Company into a new era. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

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